Telenor Wins Arbitration against Alfa under VimpelCom Shareholders Agreement
     (Fornebu, Norway and Moscow, Russia — 28 January, 2008) In November 2005, Telenor East Invest AS, a wholly owned subsidiary of Telenor ASA, commenced an arbitration proceeding against Alfa Group companies Eco Telecom, Eco Holdings and CTF Holdings in an effort to cause them to comply with their obligations under the VimpelCom Shareholders Agreement. The arbitration was conducted in Geneva, Switzerland under the UNCITRAL Arbitration Rules by a panel of three distinguished arbitrators.
     On January 21, 2008, the arbitration tribunal issued a final award that upholds the validity of the VimpelCom Shareholders Agreement, orders Alfa Group not to nominate more than four candidates for election to the Board of Directors of VimpelCom and establishes a process for Alfa to approve the fifth of the five candidates designated by Telenor for nomination to the VimpelCom Board. In addition, the tribunal ordered the Alfa Group entities to pay Telenor $117,617.10 in costs, as a consequence of the Alfa Group entities’ violation of the arbitration tribunal’s interim award.
     “We are pleased with this outcome,” said Jan Edvard Thygesen, Executive Vice President and Head of Telenor in Central and Eastern Europe. “The arbitration tribunal, including the arbitrator nominated by Alfa, agreed with our view that Alfa is obligated to abide by the Shareholders Agreement that it signed.”
     Telenor owns 33.6% of VimpelCom’s shares of common stock and 29.9% of VimpelCom’s voting capital stock.
Further information:
Dag Melgaard, Vice President Corporate Communications, Telenor ASA
tel: +47 901 92 000
e-mail: dag.melgaard@telenor.com
Anna Ivanova-Galitsina, PR and Communications Director, Telenor Russia AS
tel: +7903 680 0033
e-mail: anna.galitsina@telenor.com
Anastasyia Sosevych, Communications Manager, Telenor Ukraine
tel: +380 6746 76666
e-mail: anastasiya.sosevych@telenor.com